UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 13, 2026

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Securities code: 8316

Opinion of SMFG’s Board of Directors on the Shareholder Proposal

Regarding the agenda of the 24th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2026, Sumitomo Mitsui Financial Group, Inc. (the “Company”) has received a document stating a shareholder’s intention to exercise its shareholder proposal rights. The Company hereby announces that at its Board of Directors meeting held today, it has resolved to oppose the shareholder proposal.

1.	Proposing Shareholder

The proposal has been proposed by one shareholder.

* As the proposing shareholder is an individual, the name is withheld.

2.	The Shareholder Proposal

Please refer to the Appendix.

3.	Opinion of the Board of Directors on the Shareholder Proposal and the Reasons therefor

(1)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

(2)	Reasons for the Opposition

The Company’s basic capital policy is to realize sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. In terms of shareholder returns, dividends are the Company’s principal approach, while the Company also implements repurchases of its own shares flexibly and timely.

The Company regards repurchases of its own shares as a key measure for shareholder returns for improving return on equity (ROE) and earnings per share (EPS). In considering and implementing such repurchases, swift and flexible management decisions that take into account the market environment, the Company’s financial performance, stock price, and capital position, as well as opportunities for investing for growth are essential.

Accordingly, the Articles of Incorporation of the Company, pursuant to the Companies Act provide that the Company may implement repurchases of its own shares by a resolution of the Board of Directors. The Company believes this framework to be reasonable and appropriate. Moreover, the Company determines and implements flexible repurchases of its own shares based on the situation at the time, up to the distributable amount determined by the Companies Act and under the relevant provisions of our Articles of Incorporation, and provides timely disclosure of the same.

This shareholder proposal seeks to require a resolution by the general meeting of shareholders to determine the basic policy concerning share repurchases, the total number of shares that can be acquired, the total acquisition price, and the period when the shares can be acquired. If, as contemplated by this shareholder proposal, share repurchases were to be subject exclusively to resolutions at general meetings of shareholders, the Company may be unable to implement share repurchases in a timely manner, which would impair the flexibility of our capital policy and could impair the Company’s corporate value.

For the reasons above, the Board of Directors opposes the proposed amendment to the Articles of Incorporation.

(Appendix)

The Shareholder Proposal

(The following “Details of the proposal” and “Reasons for the proposal” are an English translation of the original text described in a form submitted by the proposing shareholder.)

Partial amendment to the Articles of Incorporation (Revision to the allocation of authority concerning acquisition of corporation’s own shares)

Details of the proposal

Article 8 of the existing Articles of Incorporation will be revised as follows.

(Acquisition of Corporation’s Own Shares)

Article 8. Unless otherwise provided for in applicable laws and ordinances or by these Articles of Incorporation, when the Corporation acquires for value its own shares, the general meeting of shareholders shall by resolution determine the basic policy concerning the acquisition of the Corporation’s own shares, the class of shares to be acquired, the total number of shares that can be acquired, the total acquisition price, and the period when the shares can be acquired.

(2) The Board of Directors may flexibly determine the timing, method, and other specific matters concerning the acquisition of the Corporation’s own shares, within the scope of the resolution by the general meeting of shareholders under the foregoing paragraph and in accordance with laws and regulations.

Reasons for the proposal

In the outline of the new Medium-Term Management Plan announced in April, the Company stated that it will enhance shareholder value, improve capital efficiency, and prioritize resource allocation to key strategic areas. However, for the Company, which operates in the financial industry, repurchases of its own shares can impact financial soundness, growth investments, shareholder returns, as well as future capacity as a financial intermediary. The Company’s repurchases of its own shares in recent times do not appear limited to supplementary measures, and the framework for their implementation is determined by resolutions of the Board of Directors, based on Article 8 of the existing Articles of Incorporation. Shareholder returns through share repurchases of corporation’s own shares are unlike dividends in that there is no direct distribution to shareholders, and the method and timing of their implementation are subject to corporation’s discretion. Additionally, shareholder involvement cannot be immediately eliminated from the setting of CET1 ratio targets. This proposal does not reject share repurchases of the Company’s own shares themselves nor their flexible execution but delegates specific matters to the Board of Directors, while seeking involvement from the general meeting of shareholders in the basic policy and repurchase framework, in light also of the intent of the Companies Act. Accordingly, a revision to the Articles of Incorporation is appropriate from the perspective of appropriate allocation of authority in regard to key capital allocation, accountability, and supervision by shareholders.